SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NICHOLAS FINANCIAL, INC.*

(Name of Subject Company (Issuer))

NICHOLAS FINANCIAL, INC. *

NICHOLAS FINANCIAL, INC. *

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON SHARES, NO PAR VALUE PER SHARE

(Title of Class of Securities)

65373J209

(CUSIP Number of Class of Securities)

Ralph T. Finkenbrink

President & Chief Executive Officer

Nicholas Financial, Inc.

2454 McMullen Booth Road, Building C

Clearwater, Florida 33759

(727)726-0763

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Todd B. Pfister, Esq.

Foley & Lardner LLP

321 North Clark Street, Suite 2800

Chicago, Illinois 60654

(312)832-4500

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
$70,000,000	$8,134

*	The Issuer, Nicholas Financial, Inc., is a British Columbia, Canada corporation. The Offeror, Nicholas Financial, Inc., is a Florida corporation and an indirect wholly-owned subsidiary of the Issuer.

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $70,000,000 in value of Common shares, no par value, of the Issuer at a price not greater than $15.60 and not less than $14.60 per share in cash.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

    If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to the offer by Nicholas Financial, Inc., a Florida corporation (“NFI-Florida”), to purchase up to $70.0 million in value of Common shares, no par value per share (the “Shares”), of Nicholas Financial, Inc., a British Columbia, Canada corporation, at a price not greater than $15.60 nor less than $14.60 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. NFI-Florida is a wholly-owned indirect subsidiary of Nicholas Financial, Inc. NFI-Florida’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Tender Offer Statement on Schedule TO (including exhibits) is intended to satisfy the reporting requirements of Rules 13e-4(b)(1) and (c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and address. The name of the subject company is Nicholas Financial, Inc. a British Columbia, Canada corporation. The principal executive offices of Nicholas Financial, Inc. are located at 2454 McMullen Booth Road, Building C, Clearwater, Florida 33759, and its telephone number is (727)726-0763. The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities. The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c) Trading market and price. The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference. Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and address. The names of the filing persons are Nicholas Financial, Inc. and NFI-Florida. The principal executive offices of Nicholas Financial, Inc. and the principal business address of NFI-Florida are located at 2452 McMullen Booth Road, Building C, Clearwater, Florida 33759, and their telephone number is (727)726-0763. The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material terms. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference.

•	“Introduction”

•	“Summary Term Sheet”

•	Section 1 (“Number of Shares; Purchase Price; Proration”)

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”)

•	Section 3 (“Procedures for Tendering Shares”)

•	Section 4 (“Withdrawal Rights”)

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”)

•	Section 6 (“Conditional Tender of Shares”)

•	Section 7 (“Conditions of the Offer”)

•	Section 8 (“Price Range of Shares; Dividends”)

•	Section 9 (“Source and Amount of Funds”)

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”)

•	Section 13 (“Certain Federal Income Tax Consequences”)

•	Section 14 (“Extension of the Offer; Termination; Amendment”)

•	Section 16 (“Miscellaneous”)

(b) Purchases. The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements involving the subject company’s securities. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of securities acquired. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of funds. The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference. NFI-Florida has no alternative financing arrangements or plans relating to the Offer other than those described herein.

(d) Borrowed funds. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities ownership. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities transactions. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, regulatory requirements and legal proceedings. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 10 (“Certain Information Concerning Us”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Certain Legal Matters; Regulatory Approvals”) and Section 16 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference. Nicholas Financial, Inc. and NFI-Florida will amend this Schedule TO to reflect material changes to information provided in the Schedule TO, including that provided through the Offer to Purchase, to the extent required by Rule 13e-4(d)(2). To the knowledge of Nicholas Financial, Inc. and NFI-Florida, no material legal proceedings relating to the Offer are pending.

(c) Other material information. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated February 10, 2015

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(i)	Press release announcing the commencement of the Offer, dated February 10, 2015

(a)(5)(ii)	Communication to Employees of the Company, dated February 10, 2015

(b)(1)	Second Amended and Restated Loan and Security Agreement, dated as of January 12, 2010, by and among Nicholas Financial, Inc., a Florida corporation, Bank of America, Inc., as agent, and each of the Lenders party thereto.[1]

(b)(2)	Amendment No. 1, dated as of September 1, 2011, to Second Amended and Restated Loan and Security Agreement, dated as of January 12, 2010, by and among Nicholas Financial, Inc., a Florida corporation, Bank of America, N.A., as agent, and each of the Lenders party thereto.[2]

(b)(3)	Amendment No. 2, dated as of December 21, 2012, to Second Amended and Restated Loan and Security Agreement, dated as of January 12, 2010, by and among Nicholas Financial, Inc., a Florida corporation, Bank of America, N.A., as agent, and each of the Lenders party thereto.[3]

(b)(4)	Amendment No. 3, dated as of November 14, 2014, to Second Amended and Restated Loan and Security Agreement, dated as of January 12, 2010, by and among Nicholas Financial, Inc., a Florida corporation, Bank of America, N.A., as agent, and each of the Lenders party thereto.[4]
(b)(5)	Amendment No. 4, dated as of January 30, 2015, to Second Amended and Restated Loan and Security Agreement, dated as of January 12, 2010, by and among Nicholas Financial, Inc., a Florida corporation, Bank of America, N.A., as agent, and each of the Lenders party thereto.[5]

(d)(1)	Nicholas Financial, Inc. Employee Stock Option Plan[6]

(d)(2)	Nicholas Financial, Inc. Non-Employee Director Stock Option Plan[7]

(d)(3)	Summary of Fiscal 2014/2015 Annual Incentive Programs[8]

(d)(4)	Nicholas Financial, Inc. Equity Incentive Plan[9]

(d)(5)	Form of Nicholas Financial, Inc. Equity Incentive Plan Stock Option Award[10]

(d)(6)	Form of Nicholas Financial, Inc., Inc. Equity Incentive Plan Restricted Stock Award[11]

(d)(7)	Form of Nicholas Financial, Inc. Equity Incentive Plan Performance Share Award[12]

(d)(8)	Employment Agreement (as Amended and Restated), dated June 30, 2014, between Nicholas Financial, Inc. and Ralph T. Finkenbrink, President and Chief Executive Officer[13]

(d)(9)	Employment Agreement, dated June 30, 2014, between Nicholas Financial Inc. and Kevin D. Bates, Senior Vice President – Branch Operations[14]

(g)	None.

(h)	None.

[1]	Incorporated by reference to Exhibit 10.1 to the Company’s Amendment No. 1 to Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009, as filed with the SEC on March 23, 2010.
[2]	Incorporated by reference to Exhibit 10.1.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011, as filed with the SEC on November 9, 2011.
[3]	Incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013, as filed with the SEC on June 14, 2013.
[4]	Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated November 14, 2014, as filed with the SEC on November 18, 2014.
[5]	Incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2014, as filed with the SEC on February 9, 2015.
[6]	Incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 filed with the SEC on June 30, 1999 (SEC File No. 333-81967).
[7]	Incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 filed with the SEC on June 30, 1999 (SEC File No. 333-81961).
[8]	Incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014, as filed with the SEC on June 14, 2014.
[9]	Incorporated by reference to Appendix A to the Company’s Proxy Statement and Information Circular for the 2006 Annual General Meeting of Shareholders filed with the SEC on June 30, 2006.
[10]	Incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013, as filed with the SEC on June 14, 2013.
[11]	Incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013, as filed with the SEC on June 14, 2013.
[12]	Incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013, as filed with the SEC on June 14, 2013.
[13]	Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated June 25, 2014, as filed with the SEC on July 1, 2014.
[14]	Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated June 25, 2014, as filed with the SEC on July 1, 2014.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2015	NICHOLAS FINANCIAL, INC. (as “Issuer”)

	By:	/s/ Ralph T. Finkenbrink
Ralph T. Finkenbrink
President and Chief Executive Officer

NICHOLAS FINANCIAL, INC. (as “Offeror”)

	By:	/s/ Katie L. MacGillivary
Katie L. MacGillivary
Vice President

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Offer to Purchase, dated February 10, 2015

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(i)	Press release announcing the commencement of the Offer, dated February 10, 2015

(a)(5)(ii)	Communication to Employees of the Company, dated February 10, 2015

(b)(1)	Second Amended and Restated Loan and Security Agreement, dated as of January 12, 2010, by and among Nicholas Financial, Inc., a Florida corporation, Bank of America, N.A., as agent, and each of the Lenders party thereto.*

(b)(2)	Amendment No. 1 dated as of September 1, 2011, to Second Amended and Restated Loan and Security Agreement, dated as of January 12, 2010, by and among Nicholas Financial, Inc., a Florida corporation, Bank of America, N.A., as agent, and the Lender party thereto.*

(b)(3)	Amendment No. 2 dated as of December 21, 2012, to Second Amended and Restated Loan and Security Agreement, dated as of January 12, 2010, by and among Nicholas Financial, Inc., a Florida corporation, Bank of America, N.A., as agent, and the Lender party thereto.*

(b)(4)	Amendment No. 3 dated as of November 14, 2014, to Second Amended and Restated Loan and Security Agreement, dated as of January 12, 2010, by and among Nicholas Financial, Inc., a Florida corporation, Bank of America, N.A., as agent, and the Lender party thereto.*

(b)(5)	Amendment No. 4, dated January 30, 2015, to Second Amended and Restated Loan and Security Agreement, dated as of January 12, 2010, by and among Nicholas Financial, Inc., a Florida corporation, Bank of America, N.A., as agent, and each of the Lenders party thereto.*

(d)(1)	Nicholas Financial, Inc. Employee Stock Option Plan*

(d)(2)	Nicholas Financial, Inc. Non-Employee Director Stock Option Plan*

(d)(3)	Summary of Fiscal 2014/2015 Annual Incentive Programs*

(d)(4)	Nicholas Financial, Inc. Equity Incentive Plan*

(d)(5)	Form of Nicholas Financial, Inc. Equity Incentive Plan Stock Option Award*

(d)(6)	Form of Nicholas Financial, Inc., Inc. Equity Incentive Plan Restricted Stock Award*

(d)(7)	Form of Nicholas Financial, Inc. Equity Incentive Plan Performance Share Award*

(d)(8)	Employment Agreement (as Amended and Restated), dated June 30, 2014, between Nicholas Financial, Inc. and Ralph T. Finkenbrink, President and Chief Executive Officer*

(d)(9)	Employment Agreement, dated June 30, 2014, between Nicholas Financial Inc. and Kevin D. Bates, Senior Vice President – Branch Operations*

(g)	None.

(h)	None.

*	Incorporated by reference.

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